SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)



THE MORGAN GROUP, INC.
(Name of Issuer)

Class A Common Stock Par Value $0.015 per share
(Title of Class of Securities)



617358106
(CUSIP Number)

Robert E. Dolan
Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, New York 10580-1435
(914) 921-7601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


July 12, 2001
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


















CUSIP No. 617358106
	13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lynch Interactive Corporation
I.D. No  06-1458056
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

2,361,100 (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

2,361,100 (ITEM 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,361,000 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.47%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 617358106
	13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brighton Communications Corporation
I.D. No. 38-1799862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

2,361,100 (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

2,361,100 (ITEM 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,361,100 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.47%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO


CUSIP No. 617358106
	13D
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 PF

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

10,000 (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

10,000 (ITEM 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  10,000 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.29%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN


Item 1.		Security and Issuer
		This Amendment No. 4 to Schedule 13D on the Class A Common Stock of The Morgan Group, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 12, 1995. This Amendment No. 4 corrects
(and supercedes) the information contained in Amendment No. 3 to the Schedule 13D, which was filed on July 17, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.		Identity and Background
		Brighton Communications Corporation ("Brighton") is a 100% owned subsidiary of Lynch Interactive Corporation ("Interactive"). Brighton is a holding company with subsidiaries in multimedia and services businesses.
Brighton is a Delaware corporation having its principal place of business at
401 Theodore Fremd Avenue, Rye, NY 10580.
		Interactive is a public company listed on the American Stock
Exchange.   It is a holding company whose principal subsidiary is Brighton.
Interactive is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, NY 10580.
		Mario J. Gabelli is a director, Chairman of the Board and Chief Executive Officer and a substantial shareholder of Interactive. He is a citizen of the United States.
		The Reporting Persons do not admit that they constitute a Group. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.

Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
		From November 17, 2000 through December 14, 2000, Brighton acquired, through open market purchases, 5,200 shares of the Issuer's Class A common stock at prices ranging from $3.75 to $4.25 per share. Brighton used an aggregate of $20,014 of working capital to purchase these shares. On July
12, 2001, Brighton acquired 1,000,000 of the Issuer's Class B common stock from the Issuer for $2,000,000.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
		(a) The aggregate number of Securities to which this Schedule 13D relates is 2,371,100 shares, representing 68.76% of the 3,448,157 shares outstanding. This latter number of shares is arrived at by adding the number of shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2001 (1,248,157) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's Class B Common Stock held by them (2,200,000 shares) into the Class A Common Stock of the Issuer. The Reporting Persons beneficially own those Securities as follows:



Name

Shares of
Class A
Common Stock
% of Class of
Class A
Common
Shares of
Class A
Common
Stock
Converted
% of Class
A
Common
Stock
Converted

Brighton


161,100

6.58%


2,361,100

68.47%
Interactive
161,100
6.58%
2,361,100
68.47%

Mario Gabelli

10,000

0.41%

10,000

0.29%


Mario Gabelli and Interactive may be deemed to have beneficial ownership of the Securities owned beneficially by Brighton. Mario Gabelli disclaims beneficial ownership of the Securities beneficially owned by Brighton or Interactive.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	August 28, 2001

MARIO J. GABELLI


By:/s/ Robert E. Dolan
	Attorney-in-Fact


LYNCH INTERACTIVE CORPORATION



By:/s/ Robert E. Dolan
	Chief Financial Officer


BRIGHTON COMMUNICATIONS CORPORATION



By:/s/ Robert E. Dolan
	President




Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by
Gabelli Funds, LLC; Chairman and Chief Executive
Officer of Lynch Interactive Corporation; Vice
Chairman and Director of Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman and Director of The Morgan Group, Inc.;
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Chief Executive Officer
Outercurve Technologies
609 Greenwich Street
New York, NY 10014

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz,
II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary

GLI, Inc.
Directors:

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.
Officers:


	Mario J. Gabelli
Chairman and Chief Investment Officer

Gabelli Associates Limited
Directors:

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

	MeesPierson Nominees
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

Officers:


	Mario J. Gabelli
Chief Investment Officer

	Kevin Bromley (2)
Vice President, Treasurer and Assistant Secretary

	Sandra Wright (2)
Secretary and Assistant Treasurer

Gabelli International Limited
Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies







Gabelli Fund, LDC
Directors:

	Johann S. Wong (4)
c/o Tremont (Bermuda) Limited
Tremont House
4 Park Road
Hamilton, HM11
Bermuda

	Peter D. Anderson (5)
Givens Hall Bank & Trust
Genesis Building
P.O. Box 2097
Grand Cayman, Cayman Islands
BWI 3459498141

	Karl Otto Pohl
See above

	Anthonie C. van Ekris

See below
Gabelli Global Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
Vice President
Institutional Capital Markets Bear Stearns
International Ltd.

	Marco Sampelligrani (7)
Trader, Gabelli Securities, Inc.

	Antonie Van Ekris
See below

Gabelli European Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
See above

	Marco Sampelligrani (7)
See above

	Antonie Van Ekris
See below



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Ralph R. Papitto
Chairman and Chief Executive Officer of Lynch
Corporation
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

	Daniel R. Lee
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer
	John Fikre
Vice President, General Counsel and Secretary


Brighton Communications Corporation
401 Theodore Fremd Avenue Rye, NY 10580
Directors:


	Robert E. Dolan

See above - Lynch Interactive Corporation
Officers:


	Robert E. Dolan

President, Controller, Treasurer and Assistant
Secretary


	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy



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